Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: CRUDE CARRIERS CORP.
Subject Company: CRUDE CARRIERS CORP. (SEC File No. 001-34651)

CRUDE CARRIERS CORP. ANNOUNCES A DEFINITIVE UNIT-FOR-SHARE
MERGER AGREEMENT WITH CAPITAL PRODUCT PARTNERS L.P.

Athens, Greece – May 5, 2011 – Crude Carriers Corp. (“Crude Carriers” or the “Company”) announced today that it entered into a definitive agreement to merge with Capital Product Partners L.P. (“CPLP”). Under the terms of the merger agreement, CPLP would acquire Crude Carriers in a unit-for-share transaction with Crude Carriers shareholders receiving 1.56 CPLP common units for each Crude Carriers share. Based on a CPLP unit closing price of $11.27 on May 4, 2011, and the 1.56 exchange ratio, the transaction is valued at $17.58 per Crude Carriers share, which is a substantial premium of 35.3% to the Crude Carriers closing share price of $12.99 on May 4, 2011.  Based on vessel appraisals received by the Company from independent shipbrokers as of March 31, 2011, the $17.58 per share transaction value paid to Crude Carriers shareholders is in excess of the Company’s per share Net Asset Value (“NAV”) calculated at the midpoint of those appraisals. The merger was negotiated by certain of the members of the Company’s Independent Directors’ Committee, which negotiated the terms of the merger agreement, approved the transaction and recommended it to the Company’s Board of Directors, which in turn unanimously approved the transaction.

CPLP will be the surviving entity in the merger and will continue to be structured as a master limited partnership with its common units trading on the Nasdaq Global Market. CPLP currently pays a distribution of $0.2325 per common unit per quarter, or $0.93 per common unit on an annualized basis.  Importantly, CPLP will remain a corporation for U.S. tax purposes and, accordingly, holders of CPLP common units will continue to receive Form 1099 information.

The consummation of the merger is subject to approval by the holders of a majority of the voting power of Crude Carriers Common Stock voting together as a single class; by the sole holder of the Company’s Class B Stock, voting as a separate class; and by a majority of shares of Crude Carriers Common Stock held by unaffiliated shareholders who are not affiliates of either Crude Carriers or CPLP, voting separately.  Evangelos M. Marinakis, Chairman of the Board and CEO, Ioannis E. Lazaridis, President, Gerasimos G. Kalogiratos, CFO, and Crude Carriers Investments Corp., holder of all of the Company’s Class B Stock, have entered into a support agreement pursuant to which they have agreed to vote their shares in favor of the transaction.  The consummation of the merger is also subject to other customary closing conditions.

Unitholders in the merged entity will benefit from the combined strengths and successful track records of the two entities creating a leader in the product and crude tanker sectors.  CPLP operates a large, diversified, ultra-modern high specification tanker fleet, which, following the merger, is expected to be the eighth-largest U.S. listed tanker shipping company by dwt and to have the youngest fleet among U.S. listed tanker companies, with a weighted average age (by dwt) of 3.2 years as of May 5, 2011.  Following a separate acquisition by CPLP of the dry cargo M/V Cape Agamemnon, the pro forma combined fleet will comprise two VLCCs, four Suezmaxes, 18 MR Product tankers, two smaller product tankers and one Capesize dry cargo vessel. Unitholders in the merged entity will benefit from a more stable revenue stream as 19 out of CPLP’s 21 vessels are currently on medium to longer term time charters. The combined fleet will be commercially and technically managed by Capital Maritime & Trading Corp., CPLP’s sponsor (“Capital Maritime”), and will benefit from the extensive network of relationships of Capital Maritime with oil majors and major traders, its established safety and technical track record in both the product and crude tanker space, as well as from its cost efficient, high quality technical management.

 “We are very pleased that the boards of these two companies have approved this combination, which has received the support of its founding shareholder, Crude Carriers Investment Corp., and the senior management of the Company,” commented Mr. Evangelos Marinakis, Chairman and CEO of Crude Carriers. “We believe that the agreed unit per share exchange ratio is attractive for our shareholders as it translates to a premium of 35.3% based on the latest Crude Carriers share price and is at a premium to its NAV based on the latest closing unit price of CPLP.  The shareholders of Crude Carriers should receive attractive distributions based on the $0.93 per common unit annual distribution guidance of CPLP, which translates to $1.45 per Crude Carriers share under the agreed exchange ratio. The merger will result in Crude Carriers’ shareholders becoming part of one of the larger U.S. listed tanker companies, with a pro forma market capitalization of approximately $800 million and a pro forma public float in excess of $500 million. The combined fleet will be diversified in both the product and crude tanker space, while retaining the benefits of a close relationship with Capital Maritime.  As a result, the new unitholders of CPLP can expect strong growth prospects.”

Conference Call and Webcast

Today, May 5th 2011, at 10:00 a.m. Eastern Daylight Time (U.S.), the Company will host an interactive conference call jointly with Capital Product Partners L.P.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) 1452 542 301 (from outside the US). Please quote “Capital Product Partners.”

A replay of the conference call will be available until May 12, 2011. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) 1452 550 000 and the access code required for the replay is: 69648481#

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Pro Forma Combined Fleet

Vessel Name	DWT	Charterer	Year/Place Built	Type of Vessel
Alexander the Great	297,958	Shell International Trading & Shipping Co. Ltd.	2010, Japan	VLCC
Achilleas	297,863	Shell International Trading & Shipping Co. Ltd.	2010, Japan
Miltiadis M II	162,397	Spot	2006, S. Korea	Ice Class 1A Crude Oil / Products Suezmax
Amore Mio II	159,982	Capital Maritime & Trading Corp.	2001, S. Korea	Crude Oil Suezmax
Amoureux	150,393	Shell International Trading & Shipping Co. Ltd.	2008, Japan
Aias	150,096	Shell International Trading & Shipping Co. Ltd.	2008, Japan
Ayrton II	51,260	BP Shipping Limited	2009, S. Korea	IMO II/III Chem./Prod.
Alexandros II	51,258	Overseas Shipholding Group Inc.	2008, S. Korea
Agamemnon II	51,238	BP Shipping Limited	2008, S. Korea
Aristotelis II	51,226	Overseas Shipholding Group Inc.	2008, S. Korea
Aris II	51,218	Overseas Shipholding Group Inc.	2008, S. Korea
Axios	47,872	Petroleo Brasileiro S.A.	2007, S. Korea	Ice Class 1A IMO II/III Chemical/ Product
Assos	47,872	Arrendadora Ocean Mexicana, S.A. de C.V.	2006, S. Korea
Avax	47,834	BP Shipping Limited	2007, S. Korea
Atrotos	47,786	Arrendadora Ocean Mexicana, S.A. de C.V.	2007, S. Korea
Anemos I	47,782	Petroleo Brasileiro S.A.	2007, S. Korea
Apostolos	47,782	BP Shipping Limited	2007, S. Korea
Akeraios	47,781	BP Shipping Limited	2007, S. Korea
Atlantas	36,760	BP Shipping Limited	2006, S. Korea
Agisilaos	36,760	Capital Maritime & Trading Corp.	2006, S. Korea
Aktoras	36,759	BP Shipping Limited	2006, S. Korea
Aiolos	36,725	BP Shipping Limited	2007, S. Korea
Arionas	36,725	Capital Maritime & Trading Corp.	2006, S. Korea
Alkiviadis	36,721	Capital Maritime & Trading Corp.	2006, S. Korea
Attikos	12,000	Spot	2005, PRC	Chem./Prod.
Aristofanis	12,000	Spot	2005, PRC
Cape Agamemnon	179,221	Cosco Bulk Carrier Co. Ltd	2010, S. Korea	Capesize Dry Cargo

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between Crude Carriers and CPLP will be submitted to the shareholders of Crude Carriers for their consideration. CPLP will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Crude Carriers that also constitutes a prospectus of CPLP. Crude Carriers and CPLP also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CRUDE CARRIERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Crude Carriers, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Crude Carriers will be available free of charge on Crude Carriers’ website at www.crudecarrierscorp.com under the tab “Investor Relations” or by contacting Crude Carriers’ Investor Relations Department at (212) 661-7566.

Crude Carriers and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Crude Carriers in connection with the proposed transaction. Information about the directors and executive officers of Crude Carriers is set forth in its Annual Report on Form 20-F, which was filed with the SEC on April 18, 2011. This document can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The Independent Directors’ Committee has retained Jefferies & Company, Inc. as its financial advisor and Jones Day as it legal counsel. Evercore Partners acted as the financial advisor to CPLP and Akin Gump Strauss Hauer & Feld LLP served as its legal advisor.  Sullivan & Cromwell LLP has served as legal counsel to Capital Maritime in the transaction.

Cautionary Statement Regarding Forward-Looking Statements:

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Crude Carriers’ current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements with respect to our expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations, growth prospects and intentions with respect to future operations and services; expected distributions; approval of the proposed transaction by Crude Carriers’ shareholders and obtaining any necessary consents; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction. Included among the important factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: (i) conditions in global capital and financial markets; (ii) conditions affecting the spot market for crude and the other products transported by Crude Carriers and CPLP and the markets generally for crude and these other products; and (iii) other factors listed from time to time under “Risk Factors” and other sections of our public filings with the SEC including, without limitation, Crude Carriers’ Annual Report on Form 20-F. We make no prediction or statement about the performance of shares.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Crude Carriers and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (i) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (ii) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, the leverage of the combined company, the ability to obtain financing and to refinance the combined company’s debt, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other shipping companies, terrorist attacks, natural disasters, actions taken or conditions imposed by governments or other regulatory matters, excessive taxation, and the availability and cost of insurance.

Crude Carriers cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Crude Carriers’ most recently filed Annual Report on Form 20-F, recent Reports of Foreign Private Issuer on Form 6-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Crude Carriers, the proposed transaction or other matters and attributable to Crude Carriers or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Crude Carriers does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

About Crude Carriers Corp.

Crude Carriers Corp. (NYSE: CRU) is a Marshall Islands corporation focusing on the maritime transportation of crude oil cargoes. The company owns a modern, high specification fleet of crude oil tankers, which currently comprises two VLCC (Very Large Crude Carrier) and three Suezmax tankers. The Company’s fleet is employed in the crude oil spot tanker market. Crude Carriers Corp.’s common shares trade on The New York Stock Exchange under the symbol “CRU”.

For more information about the Company, please visit our website: www.crudecarrierscorp.com

For further information please contact:

Company contacts: Ioannis Lazaridis, President +30 (210) 4584 950 i.lazaridis@crudecarrierscorp.com Jerry Kalogiratos, Chief Financial Officer +30 (210) 4584 950 j.kalogiratos@crudecarrierscorp.com
Investor Relations / Media:

Nicolas Bornozis, President
Matthew Abenante
Capital Link, Inc.
230 Park Avenue – Suite 1536
New York, NY 10160, USA
Tel: (212) 661-7566
Fax: (212) 661-7526
E-mail: crudecarriers@capitallink.com

www.capitallink.com